Exhibit 3.322

CERTIFICATE OF FORMATION

OF

NORTHWEST ARKANSAS HOSPITALS, LLC

Under Section 18-201 of the

Delaware Limited Liability Company Act

FIRST:             The name of the limited liability company is Northwest Arkansas Hospitals, LLC (the “Company”).

SECOND:         The address of the registered office of the Company in the State of Delaware is 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, County of New Castle.

THIRD:             The name and address of the registered agent for service process on the Company in the State of Delaware is Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, County of New Castle.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of November 14, 2006.

By:	/s/ Rebecca Hurley
Name: Rebecca Hurley
Title: Authorized Person

State of Delaware Secretary of State Division of Corporations Delivered 02:17 PM 11/14/2006 FILED 02:17 PM 11/14/2006 SRV 061043026 – 4251378 FILE